                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                      Plymouth Commercial Mortgage Fund
          -----------------------------------------------------------
                                (Name of Issuer)

                     common shares of beneficial interest
          -----------------------------------------------------------
                         (Title of Class of Securities)

                 CIK  0001022105               EIN  74-6439983
          -----------------------------------------------------------
                                 (CUSIP Number)

                     John Mosher, Greystone Advisers, Inc.
         13333 Blanco Road, Suite 314, San Antonio, Texas  78216-7756
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              December 27, 1996
          -----------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))


                               Page 1 of 6 Pages

                           Form 13(d) Questionnaire

Commission File No. 0-21443
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1) Your name and social security number or IRS Identification No.
Mr. James R. Clifton

--------------------------------------------------------------------------------
2) Are you are a member of a group that owns the shares of Plymouth giving rise to the need to file this form?

No
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds with which you acquired the subject shares.
OO

--------------------------------------------------------------------------------
5) Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e).
N/A

--------------------------------------------------------------------------------
6) Citizenship or place of organization
USA

--------------------------------------------------------------------------------
                   7) Sole Voting Power            25,000

                 ---------------------------------------------------------------
Number of          8) Shared Voting Power          40,000
Shares
Beneficially     ---------------------------------------------------------------
Owned              9) Sole Dispositive Power       25,000

                 ---------------------------------------------------------------
                  10) Shared Dispositive Power     40,000

--------------------------------------------------------------------------------
11) Aggregate amount beneficially owned by each reporting person
     65,000

--------------------------------------------------------------------------------
12) Check if the aggregate amount in row 11 excludes certain shares
     N/A

--------------------------------------------------------------------------------
13) Percent of class represented by amount in row 11
     7.05%


--------------------------------------------------------------------------------
14) Type of reporting person
     IN

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                                    Page 2

Item 1: Security and Issuer:

        Security:   Common shares of beneficial interest (only one class)
        Issuer:     Plymouth Commercial Mortgage Fund

Item 2: Your Identity and Background

        a. Name:                                         James R. Clifton
        b. Address:                                      P.O. Box 7005
                                                         Waco, TX 76714-7005
        c. Occupation or business:                       Private Investor
        d. Convictions within past 5 years:              None
        e. Securities violations within
           the past 5 years:                             None


Item 3: Source and Amount of Funds or other consideration:
Mr. Clifton received the shares of beneficial interest that he owns directly by forgiving $100,000 in indebtedness by a limited partnership that was acquired by Plymouth Commercial Mortgage Fund and by borrowing $150,000 on a line of credit maintained with Central National Bank of Waco, Texas. Mr. Clifton maintains the line of credit for his personal and business expenses. The line of credit is unsecured and was not entered into specifically to make this purchase. The borrowing was repaid shortly thereafter.

The shares of beneficial interest owned by the trusts were acquired in exchange for forgiveness of debt owed by a limited partnership acquired by Plymouth Commercial Mortgage Fund (see item 5 below). No other sources of funds were utilized.

Item 4:  Purpose of Transaction:

The purchase was made solely as an investment. No other transactions are contemplated.

Item 5:  Interest in Securities of the Issuer.

        Mr. Clifton owns 25,000 shares of beneficial interest ("Shares") of Plymouth Commercial Mortgage Fund ("Plymouth") directly, serves as a trustee to two trusts that each own 10,000 Shares, and has two children whose trusts own 10,000 Shares each. Mr. Clifton has sole voting power over those Shares that he directly owns. He shares voting power with one other trustee on the two trusts, and has no voting power over the shares owned by his children's trusts. The trustee with whom Mr. Clifton shares voting power is Mr. Goodhue
W. Smith, III. Mr. Smith is a principal in the investment banking firm that assisted in the placement of Plymouth's shares. His address is 311 Third Street, Suite 300, San Antonio, Texas 78205. Mr. Clifton has no knowledge of any criminal convictions or securities violations by Mr. Smith during the past five years. Mr. Clifton disclaims beneficial ownership of those Shares that he does not own directly.

        The Shares were purchased in two separate transactions, an exchange offer consummated on September 27, 1996 (the "Exchange Offer") and a subsequent equity offering consummated on December 26, 1996 (the "Equity Offering"). In the Exchange Offer, Plymouth offered cash or Shares for the limited and general partnership interests and subordinated debt of SWF 1995 Limited Partnership, a Texas limited partnership ("SWF95"). A total of 221,577 Shares were issued by Plymouth of which 10,000 Shares were issued to Mr. Clifton directly in return for the cancellation of $100,000 in indebtedness due from SWF95. In addition, 40,000 Shares were issued to trusts to which Mr. Clifton has been attributed beneficial ownership. The 40,000 Shares were received in return for cancellation of $400,000 in indebtedness from SWF95.

        On October 22, 1996 Plymouth began the Equity Offering. The Equity Offering was for a minimum of $7,000,000 and a maximum of $9,000,000 at Plymouth's net asset value per Share as determined by Plymouth's board of trustees on a date as close as practicable to the close of the Equity Offering. Duncan-Smith Securities, Inc. a Texas corporation and a broker/dealer registered with the National Association of Securities Dealers conducted the Equity Offering. Mr. Clifton purchased at total of 15,000 additional Shares at a price of $10.00 per Share in this offering.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understanding or relationships between Mr. Clifton and anyone related to the Shares for which he is attributed beneficial ownership.

Item 7: Material to be Filed as Exhibit

        a)Line of credit between Central National Bank of Waco, Texas and James
R. Clifton, Separate Property entered into on June 27, 1996.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 20, 1997
     ----------------------

Signature: /s/ James R. Clifton
          --------------------------

Printed Name:   James R. Clifton
             --------------------------

                         [CENTRAL NATIONAL BANK LOGO]

                                 Waco, Texas

                               PROMISSORY NOTE

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  PRINCIPAL      LOAN DATE     MATURITY     LOAN NO.     CALL     COLLATERAL      ACCOUNT      OFFICER      INITIALS
$1,000,000.00    06-27-1996   06-30-1997    3588200     220111       00            7319         MM
---------------------------------------------------------------------------------------------------------------------

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

BORROWER:  JAMES R. CLIFTON, SEPARATE PROPERTY    LENDER: CENTRAL NATIONAL BANK
           2715 AUSTIN AVE.                               P.O. BOX 2525
           WACO, TX 76710                                 8320 W. HWY 84
                                                          WACO, TX 76702-2525

================================================================================


PRINCIPAL AMOUNT: $1,000,000.00         INITIAL RATE: 8.250%       DATE OF NOTE: JUNE 27, 1996


PROMISE TO PAY. I PROMISE TO PAY TO CENTRAL NATIONAL BANK ("LENDER"), OR ORDER, IN LAWFUL MONEY OF THE UNITED STATES OF AMERICA, THE PRINCIPAL AMOUNT OF ONE MILLION & 00/100 DOLLARS ($1,000,000.00) OR SO MUCH AS MAY BE OUTSTANDING, TOGETHER WITH INTEREST ON THE UNPAID OUTSTANDING PRINCIPAL BALANCE OF EACH ADVANCE. INTEREST SHALL BE CALCULATED FROM THE DATE OF EACH ADVANCE UNTIL REPAYMENT OF EACH ADVANCE OR MATURITY, WHICHEVER OCCURS FIRST.

PAYMENT. I WILL PAY THIS LOAN IN ONE PAYMENT OF ALL OUTSTANDING PRINCIPAL PLUS ALL ACCRUED UNPAID INTEREST ON JUNE 30, 1997. IN ADDITION, I WILL PAY REGULAR QUARTERLY PAYMENTS OF ACCRUED UNPAID INTEREST BEGINNING SEPTEMBER 30, 1995, AND ALL SUBSEQUENT INTEREST PAYMENTS ARE DUE ON THE LAST DAY OF EACH QUARTER AFTER THAT. Interest on this Note is computed on a 365/365 simple interest basis; that is, by applying the ratio of the annual interest rate over the number of days in a year, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. I will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges. Notwithstanding any other provision of this Note, Lender will not charge interest on any undisbursed loan proceeds. No scheduled payment, whether of principal or interest or both, will be due unless sufficient loan funds have been disbursed by the scheduled payment date to justify the payment.

AMOUNT FINANCED.  The Amount Financed under this Note is $1,000,000.00.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change form time to time based on changes in an independent index which is The NationsBank Texas N.A. base lending rate (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to me. Lender will tell me the current index rate upon my request. I understand that Lender may make loans based on other rates as well. The interest rate change will not occur more often than each day. THE INDEX CURRENTLY IS 8.250% PER ANNUM. THE INTEREST RATE TO BE APPLIED PRIOR TO MATURITY TO THE UNPAID PRINCIPAL BALANCE OF THIS NOTE WILL BE AT A RATE EQUAL TO THE INDEX, RESULTING IN AN INITIAL RATE OF 8.250% PER ANNUM. NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law. For purposes of this Note, the "maximum rate allowed by applicable law" means the greater of (a) the maximum rate of interest permitted under federal or other law applicable to the indebtedness evidenced by this Note, or (b) the "Indicated Rate Ceiling" as referred to in Article 5069-1.04 (a)(1) V.T.C.S.

PREPAYMENT. I may prepay this Note in part or in full without penalty at any time before final maturity, whether by cash, a new loan, renewal, or otherwise. Any partial payment shall be in an amount equal to one or more full installments. Prepayment in full shall consist of payment of the remaining unpaid principal balance together with all accrued and unpaid interest and all other amounts, costs and expenses for which I am responsible under this Note or any other agreement with Lender pertaining to this loan, and in no event will I ever be required to pay any unearned interest. Early payments will not, unless agreed in writing, relieve me of my obligation to continue to make payments under the payment schedule.

POST MATURITY RATE. The Post Maturity Rate on this Note is the maximum rate allowed by applicable law. I will pay interest on all sums due after final maturity, whether by acceleration or otherwise, at that rate, with the exception of any amounts added to the principal balance of this Note based on Lender's payment of insurance premiums, which will continue to accrue interest at the pre-maturity rate.

DEFAULT. I will be in default if any of the following happens: (a) I fail to make any payment when due. (b) I break any promise I have made to Lender, or I fail to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan I have with Lender. (c) Any representation or statement made or furnished to Lender by me or on my behalf is false or misleading in any material respect either now or at the time made or furnished. (d) I die or become insolvent, a receiver is appointed for any part of my property, I make an assignment for the benefit of creditors, or any proceeding is commenced either by me or against me under any bankruptcy or insolvency laws. (e) Any creditor tries to take any of my property on or in which Lender has a lien or security interest. This includes a garnishment of any of my accounts with Lender. (f) Any of the events described in this default section occurs with respect to any guarantor of this Note.

If any default, other than a default in payment, is curable, it may be cured (and no event of default will have occurred) if I, after receiving written notice from Lender demanding cure of such default: (a) cure the default within
(10) days; or (b) if the cure requires more than (10) days, immediately initiate steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continue and complete all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire indebtedness, including the unpaid principal balance on this Note, all accrued unpaid interest, and all other amounts, costs and expenses for which I am responsible under this Note or any other agreement with Lender pertaining to this loan, immediately due, without notice, and then I will pay that amount. Lender may hire an attorney to help collect this Note if I do not pay, and I will pay all of Lender's attorneys' fees assessed by the court. I also will pay Lender all other amounts actually incurred by Lender as court costs, lawful fees for filing, recording, or releasing to any public office any instrument securing this loan; the reasonable cost actually expended for repossessing, storing, preparing for sale, and selling any security; and fees for noting a lien on or transferring a certificate of title to any motor vehicle offered as security for this loan, or premiums or identifiable charges received in connection with the sale of authorized insurance. THIS NOTE HAS BEEN DELIVERED TO LENDER AND ACCEPTED BY LENDER IN THE STATE OF TEXAS. IF THERE IS A LAWSUIT, AND IF THE TRANSACTION EVIDENCED BY THIS NOTE OCCURRED IN MCLENNAN COUNTY, I AGREE UPON LENDER'S REQUEST TO SUBMIT TO THE JURISDICTION OF THE COURTS OF MCLENNAN COUNTY, THE STATE OF TEXAS. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND APPLICABLE FEDERAL LAWS.

RIGHT OF SETOFF. I grant to Lender a contractual possessory security interest in, and hereby assign, convey, deliver, pledge, and transfer to Lender all my right, title and interest in and to, my accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts I may open in the future, excluding however all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. I authorize Lender, to the extent permitted by applicable law, to charge or setoff all sums owning on this Note against any and all such accounts.

COLLATERAL. To the extent collateral previously has been given to Lender by any person which may secure this loan, whether directly or indirectly, it is specifically agreed that all such collateral consisting of household goods or real property will not secure this loan. In addition, if any collateral requires the giving of a right of recission under Truth in Lending for this loan, such collateral also will not secure this loan unless and until all required notices of that right have been given.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note, as well as directions for payment from my accounts, may be requested orally or in writing by me or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. I agree to be liable for all sums either: (a) advanced in accordance with the instructions of an authorized person or (b) credited to any of my accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if; (a) I or any guarantor is in default under the terms of this Note or any agreement that I or any guarantor have with Lender, including any agreement made in connection with the signing of this Note; (b) I or any guarantor ceases doing business or is insolvent; (c) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; or (d) I have applied funds provided pursuant to this Note for purposes other than those authorized by Lender. THIS REVOLVING LINE OF CREDIT SHALL NOT BE SUBJECT TO CHAPTER 15,
ARTICLE 5069 V.T.C.S (THE TEXAS CREDIT CODE).

06-27-1996                    PROMISSORY NOTE                            PAGE 2
LOAN NO 3588200                 (CONTINUED)

================================================================================

GENERAL PROVISIONS. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. In particular, this section means (among other things) that I do not agree or intend to pay, and Lender does not agree or intend to contract for, charge, collect, take, reserve or receive (collectively referred to herein as "charge or collect"), any amount in the nature of interest or in the nature of a fee for this loan, which would in any way or event (including demand, prepayment, or acceleration) cause Lender to charge or collect more for this loan than the maximum Lender would be permitted to charge or collect by federal law or the law of the Sate of Texas (as applicable). Any such excess interest or unauthorized fee shall, instead of anything stated to the contrary, be applied first to reduce the principal balance of this loan, and when the principal has been paid in full, be refunded to me. The right to accelerate maturity of sums due under this Note does not include the right to accelerate any interest which has not otherwise accrued on the date of such acceleration, and Lender does not intend to charge or collect any unearned interest in the event of acceleration. All sums paid or agreed to be paid to Lender for the use, forbearance or detention of sums due hereunder shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of the loan evidenced by this Note until payment in full so that the rate or amount of interest on account of the loan evidenced hereby does not exceed the applicable usury ceiling. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. I and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest, notice of dishonor, notice of intent to accelerate the maturity of this Note, and notice of acceleration of the maturity of this Note. Notwithstanding any other provision of this Note, I do not waive any right accruing to me under the provisions of Article 5069 V.T.C.S. (the Texas Credit
Code). Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability.

PRIOR TO SIGNING THIS NOTE, I READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. I AGREE TO THE TERMS OF THE NOTE AND ACKNOWLEDGE RECEIPT OF A COMPLETED COPY OF THE NOTE.

NOTICE TO CONSUMER: UNDER TEXAS LAW, IF YOU CONSENT TO THIS AGREEMENT, YOU MAY BE SUBJECT TO A FUTURE RATE AS HIGH AS 24 PERCENT PER YEAR.

BORROWER:


COPY
x
---------------------------------------------
James R. Clifton, Separate Property


================================================================================